EXHIBIT 12

CENTRAL GARDEN & PET COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year Ended
	September 26, 1998	September 25, 1999	September 30, 2000	September 29, 2001	September 28, 2002
Income (loss) before income taxes, cumulative effect of accounting change, and income (losses) associated with equity investees	$56,315	$42,135	$(10,607)	$(9,021)	$44,156
Fixed charges (1)	8,807	13,755	24,841	24,863	15,689

Earnings	65,122	55,890	14,234	15,842	59,845
Fixed charges (1)	$8,807	$13,755	$24,841	$24,863	$15,689
Ratio of earnings to fixed charges	7.39	4.06	0.57	0.64	3.81

(1)
Fixed charges consist of interest expense, the portion of rental expense under operating leases deemed by management to be representative of the interest factor and amortization of deferred financing costs.